

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

August 24, 2007

Mail Stop 3561

Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
5919 Maple Avenue
Dallas, Texas 75235

> **RE: Harold's Stores, Inc.**
> **Revised Schedule 14A Filed on July 26, 2007**
> **File No. 001-10892**
>
> **Amendment No. 1 to Schedule 13E-3 filed on July 26, 2007**
> **File No. 005-40218**

Dear Ms. Taylor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note a Form 8-K filed on August 13, 2007 indicating that you eliminated two senior officer positions held by Messrs. Row and Elliott. Please update your disclosure accordingly and provide us with your analysis if you remove these former officers as filing persons.

2.   Please refer to comment 3 in our letter dated July 2, 2007. You indicate in your response that the WMA report is not material to the Reverse/Forward Stock Split because, among other things, the report is not related to the Board's determination regarding the fairness of the terms of the transaction. Please revise to elaborate upon the basis for such belief. In doing so, please also elaborate upon your indication that the Company's intangible assets are a "small component of the Company's total asset base" to provide quantifiable support, if possible.

Proxy Statement

General

3.   Please refer to comment 5 in our letter dated July 2, 2007. We note your indication that the approval is required under state law. As such, please revise your proxy card to separate the amendments to allow shareholders the opportunity to vote on each one separately as Rule 14a-4(a)(3) requires that each matter should be clearly and impartially set forth on the proxy card. Please revise.

Do the Board of Directors and the Filing Persons believe that the terms of the Reverse/Forward Stock Split…are fair?

4.   Please refer to comment 14 in our letter dated July 2, 2007. Please elaborate upon the factors you mention in the board making its fairness determination. As requested previously, please revise to quantify your current financial position, describe your sources of capital and explain your business and financial prospects.

Do the Board of Directors and the Filing Persons believe that the terms of the Reserve/Forward Stock Split and the Deregistration Transaction are fair…?

5.   As one of the factors considered by the Special Committee and Board in reaching their conclusion as to the fairness of the going private transaction, you refer to the absence of any material increase in ownership of shares of Common Stock by your affiliated shareholders.   Please revise to elaborate upon this factor, either here or in your more detailed discussion that appears later, to explain how this factor assisted the Special Committee and the Board in arriving at their conclusion.

Special Factors, page 10

Purposes of and Reasons for the Reverse/Forward Stock Split and the Deregistration Transaction, page 10

6.   Please refer to comment 7 in our letter dated July 2, 2007. As requested previously, please revise this section to explain what you mean when you refer to your recent financial performance, the nominal price of your common stock and the limited trading activity in shares of your Common Stock as reasons to engage the Reverse/Forward stock split.

7.   Please refer to comment 10 in our letter dated July 2, 2007. We note your disclosure indicating that the board believes completing the deregistration transaction prior to incurring costs at year end associated with compliance with Section 404 of Sarbanes-Oxley is in the best interests of the company and shareholders. As requested previously, please include disclosure related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction. If those factors were irrelevant to your decision, please state this and clearly state that compliance with Section 404 is your only reason for going private now. See Item 1013 (c) of Regulation M-A.

8.   Please refer to comment 17 in our letter dated July 2, 2007. Please elaborate upon why your recent operating performance requires you to rely upon your Controlling Shareholders for additional funding needs, as opposed to other sources of financing outside of the public capital markets. For example, quantify your recent operating losses, cash flow deficits and current financial position.

9.   Please refer to comment 13 in our letter dated July 2, 2007. Please revise the 4th bullet point in this discussion to conform with our request that you refer to the fairness determination that was made as to the unaffiliated shareholders, as opposed to the "remaining common shareholders." Please make similar revisions on pages 8, 20 and 21.

Alternatives Considered by the Board of Directors and Special Committee, page 11

Going Private, page 12

10.   Please explain how you calculated a going private transaction to cost $1.7 million more than the cost to cash out shareholders at $0.30 per share.

Maintaining the Status Quo, page 13

11.   Please elaborate to quantify the "significant additional transaction expenses" that would be entailed in pursuing a business combination so that it is clear why

structuring the transaction so as to provide for appraisal rights was "cost unjustified."

Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders, page 14

12.   Please clarify your reference to "promptly" after receiving the notice of the annual meeting and the proxy statement to include a more definite deadline by when they need to take action.

Fairness Determination by the Company and the Filing Persons, page 19

13.   You state here that the Special Committee gathered the information it deemed necessary to make an informed decision. It is not clear what decision you are referring to here. If the informed decision is referring to their determination as to the fairness of the ratio and consideration being made to shareholders in the going private transaction, please state this. Please also clarify what information the Special Committee gathered to arrive at this determination, if not the factors that are otherwise discussed below.

14.   We note that the bullet points set forth here reflect the factors considered by the Special Committee. Revise your disclosure to indicate what factors the Board considered, if different, or, if the same, please revise to indicate this. If the Board adopted the analysis of the Special Committee, please state this. As a related matter, consider whether the Filing Persons should be adopting the Special Committee's conclusions, as opposed to the Board's, if the Board did not separately consider factors relating to the fairness of the going private transaction.

15.   Please elaborate upon the factors you mention here that the Special Committee considered in making its fairness determination. As requested previously in comment 14 of our letter dated July 2, 2007, please revise to quantify your current financial position, describe your sources of capital and explain your business and financial prospects and why they remain uncertain.

16.   Please refer to comment 12 in our letter dated July 2, 2007. We note your revised disclosure indicating that Robert Anderson abstained from voting because of his employment by a controlling shareholder. Please identify the controlling shareholder to which you refer and explain his role at such controlling shareholder's business.

17.   In your penultimate bullet point, you explain how you arrived at the established ratio. Here or in an appropriate place in your disclosure, please explain what consideration was given to a ratio that would cash-out fewer shareholders but still allow the Company to go private. In this regard, we note that the cost differential

was not a concern, as you sate on page 23.

Procedural Fairness, page 20

18.   We note your indication that the Board believes that the going private transaction
        is procedurally fair. Please confirm that the Special Committee made a similar
        determination. You state as much on page 19, however, you should draw the
        same conclusions at the close of your discussion in this section on page 22.

Substantive Fairness, page 21

19.   You indicate that the Board, the Special Committee and the Filing Persons did not
        consider the per share net book value of the Company in its determination
        regarding the substantive fairness of the going private transaction. Please explain
        why not, considering such value exceeds the amount being offered to
        shareholders.

20.   Please refer to comment 29 in our letter dated July 2, 2007. Please explain in
        greater detail how your recent operational and financial performance resulted in
        an offer to shareholders less than the historical per share price of the common
        stock. You mention your concurrence with Southwest Securities' determination
        that historical market prices of the Company's Common Stock may not reflect the
        underlying value of the Company's stock. If you mean that the historical price of
        your stock is overvalued, please state this and provide the basis for your belief.

Comparable Public Companies Approach, page 27

21.   Please refer to comment 33 in our letter dated July 2, 2007. We note your revised
        disclosure indicating that the comparable companies were selected by Southwest
        Securities from the "universe of publicly traded companies in the retail apparel
        and soft goods industry." Please further revise your disclosure to discuss more
        specific criteria in determining the comparable companies in this analysis or if the
        comparable companies group was not narrowed further, please state this and tell
        us why you believe this is appropriate.

22.   Please refer to comment 36 in our letter dated July 2, 2007. We note your
        indication that Southwest Securities used the results of the various valuation
        approaches used "to estimate an implied equity value range of $0.26 to $.30 per
        share." As requested previously, please revise to disclose how Southwest arrived
        at this range.

General Information About the Reverse/Forward Stock Split and Deregistration
Transaction, page 34

Background, page 34

23.   Please explain your reference to the "vagueness of guidance" regarding Section
        404.

Information About the Company, page 42

24.   Please update your Common Stock Price Ranges.

The Filing Persons of the Company, page 42

25.   Please describe the business operations of Sergeant's Western World which is
        identified in the biography of Cherryl Sergeant.

Financial Statements, page 45

26.   Please refer to comment 42 in our letter dated July 2, 2007. As requested
        previously, please confirm that you will deliver the information incorporated by
        reference to shareholders at the same time as you send them the proxy statement.
        We note your indication on page 3 that you will send both the Form 10-K and
        recent Form 10-Q, however, please also confirm here that you will send both to
        shareholders.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

Please contact Matthew Benson at (202) 551-3335 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Michael M. Stewart, Esq.
Crowe & Dunlevy
Via Fax: (405) 272-5238